UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement — (1) Resignation of Company Secretary, Authorized Representative and Process Agent; (2) Appointment of Joint Company Secretaries, Authorized Representative and Process Agent; and (3) Waiver from Strict Compliance with Rules 3.28 and 8.17 of the Listing Rules

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: April 14, 2026	By:	/s/ Yi Li
		Name:	Yi Li
		Title:	Chief Financial Officer